PRESS RELEASE

                Norampac Inc.              Telephone: (514) 282-2635

                752 Sherbrooke Street West Facsimile: (514) 282-2650

                Montréal, Québec H3A 1G1

                CANADA

Norampac Reports its First Quarter Earnings

Montréal (Québec), April 26, 2004 - Norampac Inc. ("Norampac") reports net income of $293;million for the first quarter of 2004, compared to net income of $12 million for the same quarter in 2003.

Sales for the first quarter were $293 million, compared to restated sales of $316 million for the same quarter in 2003. The decrease in sales for the first quarter is mainly attributable to a weaker US dollar. The 2003 sales were restated to comply with the new CICA section 1100, which specifies that industry practices no longer play a role in establishing GAAP. As a result, freight costs can no longer be deducted from the sales.

 Shipments of containerboard were up by 2% in the first quarter of 2004 compared to the same quarter in 2003, and were also up by 2% compared to the fourth quarter of 2003. Shipments of corrugated products were up by 5% in the first quarter of 2004 compared to the same quarter in 2003 due to additional volume related to the Schenectady corrugated plant acquired in April 2003.

Operating income amounted to $20 million in the first quarter of 2004, compared to $20 million for the corresponding quarter in 2003. The 2004 operating income includes an unrealized gain on derivative financial instruments of $11 million. The decrease of the operating income is mainly attributable to a lower US dollar partially offset by lower energy costs and tighter control on fixed costs.

Quarterly Highlights

  Due to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both containerboard and corrugated products segments;
  Unrealized gain of $11 million on financial instruments related to some commodity hedging contracts due to the new CICA guidelines on hedge accounting;
  The Company's North American primary mill capacity utilisation rates was approximately 93% from 92% in 2003;
  The Company's North American integration level increased to 64% up from 58% compared to the same period in 2003; and
  On April 2, 2004, acquisition of a converting facility in Thompson, Connecticut with an annual capacity production of more than 750 million square feet.

Commenting on the results, Mr. Marc-André Dépin, President and Chief Executive Officer, stated: "Despite the movement of recycled fiber and energy prices, we believe the Company should generate improving results as the year progresses taking into account the price increases that are currently being implemented and the improvement into demand for corrugated containers."

- - - - - - - - - - - - - - - - - - - - - - -

Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol : DTC-TSX) and Cascades Inc. (symbol : CAS-TSX).

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including, but not limited to, its annual report in Form 20-F for the year ended December 31, 2002.

The financial statements included in this release also contain certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the quot;additional information supplemental non-GAAP measures" section, which is part to the company's financial statements.

 Information:                    Source:

Anne-Marie Gagné Communications Manager Norampac Inc. (514) 284-9873 anne-marie_gagne@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at March 31, 2004	As at December 31, 2003
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	11,490	12,286
Accounts receivable and prepaid expenses	187,961	181,392
Inventories	137,290	129,753
	336,741	323,431
Property, plant and equipment	876,543	887,184
Goodwill	197,947	197,438
Other assets	48,560	30,943
	1,459,791	1,438,996
Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank
balances	29,455	18,694
Trade accounts payable and accrued liabilities Income and other taxes payable	154,422	142,375
	-	1,945
Current portion of long-term debt	926	1,142
	184,803	164,156
Long-term debt	357,629	352,458
Future income taxes	156,791	154,362
Other liabilities	46,707	39,033
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	380	341
Retained earnings	151,383	166,517
Cumulative translation adjustments	2,098	2,129
	713,861	728,987
	1,459,791	1,438,996

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)

(unaudited)

	For the three-month period
	ended March 31,
	2004	2003

Sales (Note 2 c))	292,683	315,967
Cost of goods sold and expenses
Cost of goods sold	230,632	241,533
Unrealized gain on derivative financial instruments (Note 2 a))	(11,144)	-
Selling and administrative expenses	34,397	35,592
Depreciation and amortization	18,480	18,348
	272,365	295,473
Operating income	20,318	20,494

Financial expenses
Interests	5,932	8,753
Amortization of financing costs	407	322
Unrealized foreign exchange loss (gain) on long term debt	2,291	(4,412)
	8,630	4,663
	11,688	15,831
Income tax expense	2,822	3,741
Net income for the period	8,866	12,090

The accompanying notes are an integral part of the financial statements.

Consolidated Statements
of Retained Earnings
(in thousands of Canadian dollars)

(unaudited)	For the three-month period
	ended March 31,
	2004	2003

Balance, at beginning of period	166,517	163,591
Net income for the period	8,866	12,090
Dividend paid during the period	(24,000)	(28,000)
Balance, at end of period	151,383	147,681

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period
	ended March 31,
	2004	2003
Cash flows from:

Operating activities
Net income for the period	8,866	12,090
Adjustments for:
Depreciation and amortization	18,480	18,348
Future income taxes	2,760	(836)
Loss (gain) on disposal of property,
plant & equipment	(116)	959
Unrealized foreign exchange loss (gain) on long term debt	2,291	(4,412)
Unrealized gain on derivative financial instruments	(11,144)	-
Other	713	420
Cash flow from operating activities	21,850	26,569
Changes in non-cash working capital
components	(3,450)	(22,598)
	18,400	3,971
Financing activities
Change in revolving bank credit facility	(151)	29,431
Increase in long-term debt	920	213
Repayments of long-term debt	(389)	(86)
Change in excess of outstanding cheques over
bank balances	10,761	8,208
Dividend paid	(24,000)	(28,000)
	(12,859)	9,766
Investing activities
Additions to property, plant and equipment, net	(6,763)	(9,570)
Proceed on disposal of a subsidiary (note 3)	341	-
Other assets, net	(57)	(1,511)
	(6,479)	(11,081)
Change in cash and cash equivalents
during the period	(938)	2,656

Translation adjustment with respect
to cash and cash equivalents	142	(1,403)

Cash and cash equivalents at
beginning of period	12,286	25,747
Cash and cash equivalents at
end of period	11,490	27,000
Supplemental information
Cash and cash equivalents paid for:
Interest	631	16,052
Income taxes	2,676	4,512

The accompanying notes are an integral part of the financial statements.

Selected Segmented Information
(in thousands of Canadian dollars)

(unaudited)
	For the three-month period
	ended March 31,
	2004	2003

Sales
Containerboard	156,151	178,717
Corrugated products	221,054	234,170
Total for reportable segments	377,205	412,887
Other activities and unallocated amounts	18,521	14,680
Intersegment sales	(103,043)	(111,600)
Consolidated Sales	292,683	315,967

Operating income before
depreciation and amortization
Containerboard	13,646	10,077
Corrugated products	22,890	20,120
Total for reportable segments	36,536	30,197
Other activities and unallocated amounts	2,262	8,645

Consolidated operating income before
depreciation and amortization	38,798	38,842
Depreciation and amortization	18,480	18,348
Consolidated operating income	20,318	20,494

Additions to property, plant and equipment, net
Containerboard	3,612	7,302
Corrugated products	2,783	4,194
Total for reportable segments	6,395	11,496
Other activities and unallocated amounts	368	(1,926)
Consolidated additions to property,
plant and equipment, net	6,763	9,570
Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contains all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at March 31, 2004 and December 31, 2003 as well as its results of operations and its cash flow for the three months period ended March 31, 2004 and 2003.

The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2 Change in accounting policies

a) Hedging relationships

On January 1, 2004, The Company applied Guideline 13 (''AcG - 13'') regarding hedge accounting.

In compliance with the criteria required by AcG - 13, The Company has to document the risk management strategy used. Upon executing a hedging contract, management documents the hedge item,

namely an asset, liability or anticipated transaction, the characteristics of the hedging instrument used and the selected method of assessing effectiveness.

Accounting policy in place as at December 31, 2003 are maintained for hedging relationships deemed to be effective.
Consequently, realized and unrealized gains and losses on hedges continue to be deferred until the hedged item is realized so as to allow matching of the descriptions in the statement of earnings.
Hedging relationships for old corrugated containers, unbleached 42-lb kraft linerboard and 26-lb semi-chem medium existing as at December 31, 2003 that did not meet the conditions of AcG - 13 were recorded at fair value as at January 1 2004. As a result, the consolidated assets increased by $7,480, consolidated liabilities increased by $258 and the associated unrealized net gain of $7,222 was deferred in other liabilities in the consolidated balance sheet. The unrealized net gain is recognized when the initially designated transaction occurs. The fair market value of these contracts is re-evaluated each quarter and recorded as an unrealized gain or loss, in the Consolidated Statement of Earnings. Company's policy is to utilize derivative financial instrument, such as commodity swap contracts, for hedging purposes and not for trading nor speculative purposes. In addition, notwithstanding the fact that these commodity swap contracts do not meet the criteria under AcG -13, the Company believes, from an operational view, that these contracts are effective in minimizing its risk.

b) Asset retirement obligation

In March 2003, the CICA issued Section 3110, '' Asset Retirement Obligation'', which is applied by the Company since January 1, 2004. This standard requires that the fair value of a liability for an asset obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The application of this standard, did not impact the interim financial statements.

c) Generally accepted accounting principles

In July 2003, the CICA issued Section 1100, ''Generally Accepted Accounting Principles'' and Section 1400, ''General Standards for Financial Statement Presentation'', which was effective for fiscal years beginning on or after October 1, 2003. Section 1100 clarifies the relative authority of various accounting pronouncements and other sources of guidance within GAAP, whereas Section 1400 clarifies what constitute a fair presentation in accordance with GAAP. In addition, under Section 1100, industry practice no longer plays a role in establishing GAAP. As a result for the Company, the cost of delivery, which had been, in the past, substracted from sales, in accordance with industry practice, is now included in cost of good sold. Comparative figure has been reclassified to reflect the new presentation.

Note 3 Disposal of a subsidiary

On January 1. 2004, the Company sold its subsidiaries, Norampac Monterrey Division, S.A,. De C.V. and Norampac Monterrey Services, S.A. de C.V. for a consideration of $341 ($US264).
Notes to interim consolidated
financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 4 Subsequent event

On April 2, 2004, the Company acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for an approximate consideration of $14.4 million ($US 10.9Million) excluding fees related to the transaction. The total cost of the acquisition has not yet been finalized by the Company.

Additional Information
(in thousands of Canadian dollars)

Supplemental Non-GAAP Measure

Operating Income before depreciation and amortization is not a measure of performance under Canadian or U.S. GAAP. The Company's believes that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides an additional basis to evaluate the Company's operating performance and ability to incur and service debt and to fund capital expenditures. Operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of the Company's operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all company's cash needs. The company's method of calculating operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by operating activities, which the Company believes to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization.

For the three-month period
ended March 31,
	2004	2003
(unaudited)

Net Income	8 ,866	12 ,090
Income tax expense	2, 822	3, 741
Financial Costs
Interests	5, 932	8 ,753
Amortization of Financing costs	407	322
Unrealized exchange loss (gain) on long-term debt	2 ,291	(4, 412)
Operating Income	20 ,318	20, 494
Depreciation and Amortization	18, 480	18 ,348
Operating income before depreciation and amortization	38 ,798	38 ,842

Cash Flow From Operations	18 ,400	3 ,971
Changes in non-cash working
capital components including income taxes	3 ,450	22 ,598
Depreciation and amortization	(18 ,480)	(18 ,348)
Current Income tax expense	62	4 577
Interests	5 ,932	8 ,753
Unrealized gain on derivative financial instruments	11 ,144	-
Other non cash adjustments	(306)	(98)
Gain (loss) on disposal of property plant and equipment	116	(959)
Operating Income	20 ,318	20 ,494
Depreciation and amortization	18, 480	18 ,348
Operating Income before depreciation and amortization	38 ,798	38 ,842

Shipments

Containerboard third party (in short tonnes)	153 ,847	166 ,463
Containerboard intersegment (in short tonnes)	204, 291	185, 350
Corrugated products (in thousands of square feet)	3, 259, 235	3, 099, 854